================================================================================


                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of November 2001


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F     Form 40-F x
                                      ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes               No x
                               ---             ---



================================================================================

                                  EXHIBIT LIST



                                                                      Sequential
Exhibit    Description                                               Page Number
-------    -----------                                               -----------
99.1       Press Release dated November 30, 2001 of Hollinger Inc.,      4
           Hollinger International Inc., Hollinger Canadian
           Publishing Holdings Co. and Hollinger Canadian
           Newspapers, Limited Partnership

99.2       Press Release dated November 30, 2001 of Hollinger Inc.,      5
           Hollinger International Inc. and Hollinger Canadian
           Newspapers, Limited Partnership


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2001

                                       HOLLINGER INC.


                                       by:  /s/ Charles G. Cowan, Q.C.
                                            --------------------------
                                            Name:  Charles G. Cowan, Q.C.
                                            Title: Vice-President and Secretary